Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522

(212) 735-3000
Fax: (212) 735-2000
http://www.skadden.com
DIRECT DIAL
212-735-2775
EMAIL ADDRESS
ZEV.wexler@SKADDEN.COM
July 22, 2011
VIA EDGAR
Ms. Laura E. Hatch
Staff Accountant
Division of Investment Management
Securities and Exchange Commission
Washington, D.C. 20549
RE:	The Gabelli Convertible and Income Securities Fund Inc. (File Nos. 333-174294; 811-05715)
Dear Ms. Hatch:
     The Gabelli Convertible and Income Securities Fund Inc. (the “Fund”) has authorized us to make the following responses to the comments in your letter dated June 15, 2011 to its Registration Statement on Form N-2 (the “Registration Statement”). Your comments are set forth below and our response follows each respective comment in italics.

Response Letter
PROSPECTUS
Prospectus Summary
1.	Under the heading “Investment Objectives and Policies,” please elaborate on the investment strategies of the Fund. For example, please discuss the ratings and the market capitalization range of the convertible securities in which the Fund will invest. In addition, please provide a brief description of convertible securities.

The Fund invests in securities across all market capitalization ranges, and it is expected that not more than 50% of the Fund’s portfolio will consist of securities rated CCC or lower by S&P or Caa or lower by Moody’s or, if unrated, are of comparable quality as determined by the Investment Adviser. Disclosure to this effect has been included, as well as a brief description of convertible securities and a more comprehensive description of the Fund’s investment strategies.

2.	Under the heading “Investment Objectives and Policies,” please discuss the Fund’s investment policy of investing in companies located in foreign countries and/or in emerging markets, if applicable. Please also include the related risk of investing in emerging markets, if applicable.

The Fund may invest up to 25% of its total assets in foreign securities. The Fund may also purchase sponsored American Depository Receipts (“ADRs”) or U.S. denominated securities of foreign issuers, which will not be included in the Fund’s 25% foreign securities limitation. Among the foreign securities in which the Fund may invest are those issued by companies located in emerging markets. Disclosure to this effect has been included under the heading “Investment Objectives and Policies” in the Prospectus Summary section. Additional disclosure regarding emerging markets risk has also been included in the “Risk Factors and Special Considerations” section.

3.	Under the heading “Investment Objectives and Policies,” please review the Fund’s disclosure to ensure that it accurately describes the Fund’s use of derivatives and their risks. In connection with this, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www .sec. gov / divisions/investment/guidance/ici 073010. pdf).

The Fund does not intend to have significant exposure to derivatives. The Fund may enter into interest rate swaps in order to hedge its interest rate risk on any of its outstanding variable rate preferred shares, but this will not constitute a principal investment strategy. Therefore, we have removed disclosure relating to interest rate transactions in the “Risk Factors and Special Considerations” and “Investment Objectives and Policies” section, and we have removed the disclosure under the heading “Special Risks Related to Derivative Transactions” in the “Risk Factors and Special Considerations” section.

4.	Under the heading “Dividends and Distributions,” the disclosure for Preferred Stock Distributions states, “The amount treated as a tax-free return of capital will reduce a shareholder’s adjusted tax basis in his or her preferred shares, thereby increasing the shareholder’s potential gain or reducing his or her potential loss on the sale of the shares.” This disclosure could be confusing to investors as it appears to state that a return of capital distribution is beneficial to the shareholder. Please revise this disclosure.

This disclosure has been updated to clarify that, on the sale of shares, a shareholder’s taxable potential gain will increase and a shareholder’s taxable potential loss will be reduced.

5.	Many investors may not fully understand a return of capital. Please clarify in the prospectus that shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Shareholders should not assume that the source of a distribution from the Fund is net profit. In addition, please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to fmalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

The disclosure has been revised accordingly. The Fund does not intend to report a distribution yield.

6.	Because the Fund has made significant return of capital distributions to its common shareholders over the past four years, under the heading “Tax Treatment of Share Distributions,” please include return of capital as an expected distribution of the Fund.

The disclosure has been revised to note that the return of capital is an expected distribution source of common shares.

7.	Under the heading “Use of Proceeds,” the disclosure states, “The Fund may also use net proceeds to redeem its Series B Preferred.” If it is the Fund’s intention to redeem its Series B Preferred shares, please make that clear and include the amount that will be used for this purpose as well as the dividend rate of the Series B Preferred shares. In addition, in the prospectus supplement, please include a discussion of redeeming Series B Preferred shares under the heading “Use of Proceeds,” as appropriate.

At this time, it is not the Fund’s intention to redeem its Series B Preferred shares, although it reserves the right to redeem such shares in connection with a future takedown offering. If the Fund does decide at that time to effect such redemption, it will discuss this intention in the appropriate prospectus supplement under the heading “Use of Proceeds.”

8.	Under the heading, “Risk Factors and Special Considerations,” there is disclosure concerning foreign securities risk, smaller companies, investment companies, and interest rate transactions. However, these investments are not included in the investment objectives and policies section of the prospectus summary. Please explain.

We have included disclosure on foreign securities in the Investment Objective and Policies section, as the Fund may have up to a 25% allocation to foreign securities, as well as disclosure on interest rate transactions, since the Fund may utilize them to hedge the interest rate risk associated with any of its outstanding variable rate preferred shares. We have removed the disclosure relating to smaller companies and investment companies as investments in these companies are not principal investment strategies.

9.	Under the heading, “Leverage Risk,” the disclosure states, “[T]he Fund would pay (and the holders of common shares will bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares, including any additional advisory fees on the incremental assets attributable to such preferred shares.” Because notes are also part of this offering, please disclose that the holders of the common shares will bear all costs and expenses relating to the issuance and ongoing maintenance of notes, including any additional advisory fees on the incremental assets attributable to such notes, if applicable.

The disclosure has been revised accordingly.

10.	Under the heading, “Management and Fees,” the disclosure states that the adviser is “compensated for its services and its related expenses at an annual rate of 1.00% of the Fund’s average daily net assets.” This disclosure differs from the disclosure in the fee table which states that “The Investment Adviser’s fee is 1.00% annually of the Fund’s average weekly net assets, plus assets attributable to any outstanding senior securities, with no deduction for the liquidation preference of any outstanding preferred stock.” Please correct the apparent inconsistency in disclosure and disclose that the advisory fee will also be based on the additional assets attributable to the notes issued by the Fund, if appropriate.

The disclosure has been revised accordingly with respect to the inconsistency. For your reference, the advisory fee will be based on additional assets attributable to any notes issued by the Fund, and the disclosure has been revised accordingly.
Summary of Fund Expenses
11.	Please remove the line item “Total annual fund operating expenses and dividends on preferred stock” from the fee table.

The disclosure has been revised accordingly.

12.	The numbers in the fee table do not agree with the Financial Highlights. Please explain the difference.

The numbers in the fee table are based on the current assets of the Fund and the numbers in the financial highlights table are based on the Fund’s average net assets for 2010. As a result, the numbers in the fee table and in the financial highlights table will differ.

13.	Please review the calculation for the expense example. Using the numbers provided in the fee table, the expenses for the one-, three-, five-, and ten-year periods do not agree to the numbers provided.

The example numbers and the fee table numbers have been updated so that these numbers are not inconsistent in the current version of the Registration Statement.
Financial Highlights
14.	Please change the wording for the line item under the heading “Distributions to Common Shareholders” from “Paid-in capital” to “Return of capital.”

The disclosure has been revised accordingly.

Preferred Shares
15.	Please provide a description of the Series B Preferred Shares including the dividend rate, liquidation preference, and the terms of the redemption and call provisions, if any.

The disclosure has been revised accordingly.
Prospectus Supplements
16.	The prospectus and prospectus supplement indicate that the Fund may issue auction rate preferred shares. The prospectus states that since 2008, the auctions for the auction rate preferred shares have failed and holders of the Fund’s auction rate preferred shares who wanted to sell their shares at par through the auction process have been unable to do so. If the Fund issues auction rate shares, a description of the significant liquidity risks for holders of Auction Rate Preferred Stock should also be prominently and clearly disclosed in the prospectus supplement.

If the Fund issues auction rate preferred shares, the requested description will be provided.
STATEMENT OF ADDITIONAL INFORMATION
Investment Restrictions
17.	Pursuant to Section 8 of the Investment Company Act of 1940, please include the Fund’s policy for borrowing money.

The disclosure has been revised accordingly.
GENERAL
18.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

The Fund acknowledges that the Staff may have additional comments to a pre-effective amendment to the Registration Statement.

19.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

The Fund has not submitted and does not expect to submit an exemptive application or no-action letter in connection with the Registration Statement.
* * * *
The Fund hereby represents that, with respect to the filing of the Registration Statement made by the Fund with the SEC and reviewed by the Staff, it acknowledges that:
a)	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

b)	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the Fund effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

c)	the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     If you have any further questions or concerns, please feel free to call me at (212) 735-2775 or Richard Prins at (212) 735-2790.
Sincerely,

Zev Wexler